

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Sean E. Reilly
Chief Executive Officer
Lamar Media Corp.
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

     Re: Lamar Media Corp.
          Registration Statement on Form S-4
          Filed July 15, 2021
          File No. 333-257927

Dear Mr. Reilly:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Herbers at (202) 551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Michelle Earley